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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   109178 10 3
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [x] Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages
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                                 SCHEDULE 13G/A
CUSIP No. 109178 10 3


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ben M. Brigham

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a)  [ ]
                                                                       (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                                  5        SOLE VOTING POWER
                                           1,884,214
       NUMBER OF
        SHARES                    6        SHARED VOTING POWER
     BENEFICIALLY                          1,880,460(1)
       OWNED BY
         EACH                     7        SOLE DISPOSITIVE POWER
       REPORTING                           1,884,214
        PERSON
         WITH                     8        SHARED DISPOSITIVE POWER
                                           1,880,460(1)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,764,674(1)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.33%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

----------

     (1) Of the 3,764,674 shares of Common Stock reported herein by Anne and Ben Brigham, who are husband and wife, 1,806,214 shares are owned by Ben M. Brigham; 78,000 shares are subject to currently exercisable stock options held by Ben M. Brigham, 1,796,710 shares are owned by Anne L. Brigham, 600 shares are subject to currently exercisable stock options held by Anne L. Brigham; 17,750 shares are owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 18,800 shares are owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 46,600 shares are held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham's four children.

     (2) Based on 19,476,608 shares of Common Stock outstanding as of December 31, 2002.



                                Page 2 of 8 Pages
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                                 SCHEDULE 13G/A

CUSIP No. 109178 10 3

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Anne L. Brigham

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                                  5        SOLE VOTING POWER
                                           1,797,310
       NUMBER OF
        SHARES                    6        SHARED VOTING POWER
     BENEFICIALLY                          1,967,364(1)
       OWNED BY
         EACH                     7        SOLE DISPOSITIVE POWER
       REPORTING                           1,797,310
        PERSON
         WITH                     8        SHARED DISPOSITIVE POWER
                                           1,967,364(1)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,764,674(1)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.33%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

----------

     (1) Of the 3,764,674 shares of Common Stock reported herein by Anne and Ben Brigham, who are husband and wife, 1,806,214 shares are owned by Ben M. Brigham; 78,000 shares are subject to currently exercisable stock options held by Ben M. Brigham, 1,796,710 shares are owned by Anne L. Brigham, 600 shares are subject to currently exercisable stock options held by Anne L. Brigham; 17,750 shares are owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 18,800 shares are owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 46,600 shares are held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham's four children.

     (2) Based on 19,476,608 shares of Common Stock outstanding as of December 31, 2002.



                                Page 3 of 8 Pages
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ITEM 1.

         (a)      Name of Issuer: Brigham Exploration Company

         (b) Address of Issuer's Principal Executive Offices: 6300 Bridge Point Parkway, Bldg. 2, Suite 500, Austin, Texas 78730

ITEM 2.

         (a)      Name of Persons Filing:  Anne L. Brigham and Ben M. Brigham

         (b) Address of Principal Business Office: 6300 Bridge Point Parkway, Bldg. 2, Suite 500, Austin, Texas 78730

         (c)      Citizenship:  USA

         (d)      Title of Class of Securities:  Common Stock, $0.01 Par Value

         (e)      CUSIP Number:  109178 10 3


ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [ ]



                                Page 4 of 8 Pages
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ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 3,764,674

         (b)      Percent of class: 19.33% (See footnote 2 on page 2)

         (c) Power to vote or direct the vote and dispose or to direct the disposition of the securities:

                  Ben M. Brigham and Anne L. Brigham have the sole power to vote or direct the vote and dispose or to direct the disposition of 1,884,214 and 1,797,310 shares of Common Stock, respectively. Ben M. Brigham and Anne L. Brigham have shared power to vote or direct the disposition of 1,880,460 and 1,967,364 shares of Common Stock, respectively. (See footnote 1 on page 2)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.



                                Page 5 of 8 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date: February 13, 2003                     /s/ BEN M. BRIGHAM
                                            ------------------------------------
                                            Ben M. Brigham



Date: February 13, 2003                     /s/ ANNE L. BRIGHAM
                                            ------------------------------------
                                            Anne L. Brigham




                                Page 6 of 8 Pages
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                                  EXHIBIT INDEX


                                     EXHIBIT


1.       Joint Filing Agreement




                                Page 7 of 8 Pages